UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Furr's/Bishop's Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title and Class of Securities)

                                    361115504
                                 (CUSIP Number)




             (Date of Event which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  _X_      Rule 13d-1(b)

                           Rule 13d-1(c)

                  __       Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   SCHEDULE 13G

CUSIP No. 361115504                                                    Page 2

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  Principal Life Insurance Co.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)

                  (a)
                  (b)

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Iowa

         NUMBER OF               5        SOLE VOTING POWER
         SHARES
         BENEFICIALLY            6        SHARED VOTING POWER        3,286,701
         OWNED BY
         EACH                    7        SOLE DISPOSITIVE POWER
         REPORTING
         PERSON                  8        SHARED DISPOSITIVE POWER   3,286,701
         WITH

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,286,701

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   6.8%

12       TYPE OF REPORTING PERSON (See Instructions)
                  IC

SCHEDULE 13G

CUSIP No. 361115504                                                   Page 3

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                   Principal Mutual Holding Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)

                  (a)
                  (b)

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Iowa

         NUMBER OF              5        SOLE VOTING POWER
         SHARES
         BENEFICIALLY           6        SHARED VOTING POWER       3,286,701
         OWNED BY
         EACH                   7        SOLE DISPOSITIVE POWER
         REPORTING
         PERSON                 8        SHARED DISPOSITIVE POWER  3,286,701
         WITH

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,286,701

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  6.8%

12       TYPE OF REPORTING PERSON (See Instructions)
                  HC

                                                                       Page 4
Item 1(a)                  Name of Issuer:

                   Furr's/Bishop's Inc.

Item 1(b)                  Address of Issuer's Principal Executive Offices:

                   6901 Quaker Avenue
                   Lubbock, TX 79413

Item 2(a)                  Name of Person Filing:

                  Principal Life Insurance Co.
          Principal Mutual Holding Co.

Item 2(b)      Address of Principal Business Office, or, if None,
               Residence:

Principal Life Ins. Co             Principal Mutual Holding Co.
711 High Street                    711 High Street
Des Moines, IA 50392-0088          Des Moines, IA  50392-0088



Item 2(c)       Citizenship:

           Principal Life Ins.Co. - State of Iowa
           Principal Mutual Holding Co. - State of Iowa


Item 2(d)       Title of Class of Securities:

          Common Stock


Item 2(e)       CUSIP Numbers:

                  361115504


Item 3. If this statement is filed pursuant to section 240.13d- 1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
         (c) An insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (g)      A parent holding  company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

Item 4.                    Ownership:

(a)   Amount Beneficially Owned ..................
3,286,701 Shares Common Stock presently held by Principal Life
3,286,701 Shares Common Stock presently held by Principal Mutual

(b)   Percent of Class .....
         6.75%  Principal Life Insurance Co.
         6.75%  Principal Mutual Holding Co.


(c) Number of shares as to which the person has:

     (i)    Sole Power to Vote or Direct the Vote
  0 Principal Life
  0 Principal Mutual

         (ii)   Shared Power to Vote or Direct the Vote

3,286,701 Shares Common Stock presently held by Principal Life
3,286,701 Shares Common Stock presently held by Principal Mutual


         (iii) Sole Power to Dispose or to Direct the Disposition of

  0 Principal Life
  0 Principal Mutual

         (iv) Shared Power to Dispose or to Direct the Disposition of


3,286,701 Shares Common Stock presently held by Principal Life
3,286,701 Shares Common Stock presently held by Principal Mutual



Item 5.           Ownership of Five Percent or Less of a Class:

                  N/A

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
Holding Company

                  See Attached.

Item 8.           Identification and Classification of Members of the
                  Group
                  N/A

Item 9.           Notice of Dissolution of Group

                  N/A

Item 10(b).       Certification

                  By signing below I certify, to the best of my knowledge and belief, the securities referred to above were not acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                                     Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


PRINCIPAL LIFE INSURANCE CO.
By:  INVISTA CAPITAL MANAGEMENT, LLC

By /s/ Dennis W. Cameron
Dennis W. Cameron, Chief Financial and Compliance Officer

PRINCIPAL MUTUAL HOLDING COMPANY
By:  INVISTA CAPITAL MANAGEMENT, LLC

By /s/ Dennis W. Cameron
Dennis W. Cameron, Chief Financial and Compliance Officer

Dated this 19th day of February, 1999